EXHIBIT 12
Regions Financial Corporation
Computation of Ratio of Earnings to Fixed Charges
(from continuing operations)
(Unaudited)

	Three Months Ended March 31
	2018	2017
	(Dollars in millions)
Excluding Interest on Deposits
Income from continuing operations before income taxes	$542	$420
Fixed charges excluding preferred stock dividends	86	64
Income for computation excluding interest on deposits	628	484
Interest expense excluding interest on deposits	73	50
One-third of rent expense	13	14
Preferred stock dividends	16	16
Fixed charges including preferred stock dividends	102	80
Ratio of earnings to fixed charges, excluding interest on deposits	6.16x	6.06x
Including Interest on Deposits
Income from continuing operations before income taxes	$542	$420
Fixed charges excluding preferred stock dividends	135	99
Income for computation including interest on deposits	677	519
Interest expense including interest on deposits	122	85
One-third of rent expense	13	14
Preferred stock dividends	16	16
Fixed charges including preferred stock dividends	151	115
Ratio of earnings to fixed charges, including interest on deposits	4.49x	4.54x